Exhibit 7.02

For Immediate Release

MOSSIMO, INC. CONTROLLING STOCKHOLDER PROPOSES TO
ACQUIRE COMPANY’S OUTSTANDING PUBLIC SHARES

Los Angeles, CA, April 12, 2005 — Mossimo, Inc.’s (NASDAQ: MOSS) (the “Company”) founder Mossimo Giannulli today announced that he is proposing to acquire the outstanding publicly held shares of the Company for $4.00 per share in cash. This represents a 20% premium to the closing price of the Company’s common stock on April 11, 2005.

Following today’s announcement, Mr. Giannulli expects the Board of Directors of the Company to form a special committee of independent directors to consider the proposal with the assistance of outside financial and legal advisors.  Mr. Giannulli expects that the precise structure of the transaction, as well as the conditions to its consummation, will be determined through negotiations with the special committee.  Mr. Giannulli also anticipates that any ensuing transaction will be consummated pursuant to the terms of an acquisition agreement mutually acceptable to Mr. Giannulli and such committee.

Mr. Giannulli owns approximately 65% of the outstanding shares of the Company’s common stock. He advised the Company’s Board that he will not consider any other transaction involving his interest in the Company.

Piper Jaffray & Co. is serving as Mr. Giannulli’s financial advisors in the transaction and Latham & Watkins LLP is providing legal counsel.

The Company’s stockholders and other interested parties should read the Company’s relevant documents filed with the Securities and Exchange Commission when they become available because they will contain important information. The Company’s stockholders will be able to obtain such documents free of charge at the SEC’s web site (www.sec.gov) or from the Company at 2016 Broadway, Santa Monica, CA 90404.

About Mossimo, Inc.
Founded in 1987, Mossimo, Inc. is a designer, licensor and distributor of men’s, women’s, boy’s and girl’s apparel, footwear, and other fashion accessories such as jewelry, watches, handbags, and belts.

Statements in this release represent the parties’ current intentions, plans, expectations and beliefs and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to the success of the negotiations with the special committee and whether the merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the apparel industry or the business or prospects of the Company. The reader is cautioned that these factors, as well as other factors described or to be described in SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from the current expectations described herein. No agreement, arrangement or understanding shall be created between the parties with respect to the Company or the stock of the Company for purposes of any law, rule, regulation, or otherwise, until such time as definitive documentation and any agreement, arrangement, or understanding has been approved by the special committee and the Board of Directors of the Company and thereafter executed and delivered by the Company and all other relevant persons.